

The Pump People™

GORMAN-RUPP PUMPS

Building for Continued Strength and Stability

ANNUAL REPORT • 2002

Introduction:

Building for Continued Strength and Stability


The Pump People™

"It is our practice to enter a field of pumping service only when able to provide a superior product with better performance."

J.C. GORMAN H.E. RUPP


174
182
190
203
194
98
99
00
01
02
(in Millions of Dollars)
Net Sales


11.8
13.1
13.8
14.6
8.9
98
99
00
01
02
(in Millions of Dollars)
Net Income


1.37
1.52
1.61
1.70
1.05
98
99
00
01
02
Basic & Diluted
Earnings Per Share


.58
.60
.62
.64
.65
98
99
00
01
02
Dividends
Paid Per Share

TABLE OF CONTENTS

AMERICA'S FINEST COMPANIES®

As a result of its continued excellence, Gorman-Rupp was again honored to be among the nation's best in Bill Staton's 12th Edition of America's Finest Companies®.
www.billstaton.com


BILL STATON'S

DEPARTMENT OF DEFENSE

In 2002 Gorman-Rupp earned the Defense Supply Center Richmond (DSCR) Gold Medalist Award for best value. This excellence award is for companies that maintained a 100% rating for on time or before delivery certification for the year.



This award honors Gorman-Rupp for working diligently throughout the year to achieve new levels of customer satisfaction through improved logistics support. Attaining and sustaining the level of excellence necessary to be recognized is an exceptional achieveme

Financial Highlights 2002

(Thousands of dollars, except per share amounts)	Year ended December 31, 2002	2001	% Change
OPERATING RESULTS:			
Net sales	$194,075	$202,927	(4.4)
Net income	8,936	14,585	(38.7)
Return on net sales	4.6%	7.2%	-
FINANCIAL POSITION:			
Total assets	$152,846	$148,113	3.2
Working capital	64,577	71,016	(9.1)
Current ratio	4.3	4.9	-
Debt*/equity ratio	0.07	0.05	40.0
SHAREHOLDER INFORMATION:			
Basic and diluted earnings per share	$1.05	$1.70	(38.2)
Dividends paid per share	0.65	0.64	1.6
Return on average shareholders' equity	8.1%	14.0%	-

*Total debt (including accounts payable and income taxes)

30 Consecutive Years of Increased Dividends

Gorman-Rupp's strength and stability are reflected by its 30th consecutive year of increased dividends.



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1968
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2002

The Gorman-Rupp Company manufactures pumps and related equipment (pump and motor controls) for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire protection, heating, ventilating and air conditioning (HVAC), and military applications at eight locations (Mansfield and Bellville, Ohio; Sand Springs, Oklahoma; Toccoa and Atlanta, Georgia; Royersford, Pennsylvania; St. Thomas, Ontario, Canada; and County Westmeath, Ireland) and markets those products through its wholly owned subsidiaries and a network of independent distributors and manufacturers' representatives in the United States, Canada and the world. (See Note F - Business Segment Information on page 18.)



To Our Shareholders,

2002 was a year during which Gorman-Rupp expanded its product lines and market share through acquisitions while continuing to maintain financial strength and stability. The Company continued good cash flow performance and had no bank debt at December 31. The acquisitions of American Machine and Tool Company and Flo-Pak in the first quarter 2002 helped offset overall softness in pump sales.

Net sales in 2002 were $194.1 million compared to $202.9 million in 2001, a reduction of 4.4%. Net income was $8.9 million, or $1.05 per share for the year. This compares to net income of $14.6 million, or $1.70 per share for the prior year.

The stalled economy in 2002 triggered lower demand for capital goods and generated excess capacity for companies selling into these markets. The decline in this sector resulted in reduced demand for the Company's fabricated components used in the power generation market, a market in which all-time high sales contributed to the Company's record performance in 2001. The decline also contributed to lower sales of the Company's pump products in 2002.

In addition to the general state of the economy in 2002, increases in the cost of employee health care, prescription drugs and property and liability insurance affected the Company's operating performance. Positive results stemmed from tightened operating budgets during 2002 and cost-reduction programs at all subsidiaries and divisions. However, for the first time in fifteen years the Company did not experience increased sales and earnings.

Nevertheless, the Company increased the cash dividend, sustaining a record of dividend increases for 30 consecutive years.

The current level of uncertainty in an already stagnant economy suggests 2003 could be another soft year, particularly for those manufacturing companies principally involved in the capital goods markets.

Sincerely,

JAMES C. GORMAN
Chairman



JEFFREY S. GORMAN
President and Chief Executive Officer



Building for the Future



The Gorman-Rupp Company Completed
...o Significant Acquisitions in 2002

...ompany make two significant acquisitions, each ... opportunity to increase share within existing ... strides into exciting new ones.

... PENNSYLVANIA was ... acquisition. AMT manufactures and sells small ... agricultural, marine, and household ... also provides private brand pumps for ...



AMT

... consists of electric motor and engine-driven ... pumps constructed of a variety of ... Gorman-Rupp the prospect of expanding its ... existing markets.

... FLO-PAK, INC. of Atlanta, Georgia, a ... systems for the municipal fire ... heating, cooling, ventilation and air ... systems are ... office buildings, industrial plants, hospitals, schools and hotels. Flo-Pak, Inc. was merged into Patterson Pump Company.



The acquisition of Flo-Pak enhances Gorman-Rupp's already strong position in the municipal and fire protection markets. It also allows the Company to expand its product line to capitalize on new opportunities in the industrial, ... and HVAC markets.

Both AMT and Flo-Pak are examples of the Company's commitment to corporate growth and stability through strategic acquisitions.

FLO-PAK
A BUSINESS UNIT OF PATTERSON PUMP COMPANY



Municipal
Market

Opportunities for Growth
Through Multiple Pumping Solutions



Clean water is essential to life. While new and expanding community developments require ever-increasing quantities of clean water for domestic, industrial and recreational uses, mature municipal water systems and growing environmental concerns also spur demand for the adequate supply and treatment of this most vital resource.

Where there is demand, Gorman-Rupp provides supply in an unsurpassed variety of ways. This versatility has earned the Company worldwide recognition as a leading manufacturer of engineered pumping systems – vital systems that are relied upon for their dependability in water transmission and sewage handling in communities and municipalities the world over.

Large-volume centrifugal, axial flow and vertical turbine pumps – the "hearts" of distribution systems that provide water to major cities, small towns and villages around the globe – are the domain of Patterson Pump Company. These giant water-handling pumps also stand guard during periods of heavy rainfall to safeguard municipalities from flooding.



In suburban areas where population growth has resulted in low water pressure, Gorman-Rupp and Flo-Pak booster stations and systems combine to meet the increased demand for pure water.

NEW AND EXPANDING COMMUNITY DEVELOPMENT SITES
Above-ground packaged sewage pump stations are utilized in waste water collection systems for community expansions, as well as retrofitting of existing pump systems.

SEWAGE PUMPING SYSTEMS
Super T Series® pumps with factory built controls are commonly used at waste water plants for numerous applications, such as raw sewage transfer and sludge handling.

BOOST LOW LINE PRESSURE
Booster stations supply water to water towers and are widely used to boost low line pressure in commercial, industrial and residential areas.







Fire Protection Market





Gorman-Rupp Pumps & Fire Protection

As the nation's suburbs continue to grow, so does the number of office buildings, schools, stores, sports arenas and other structures that require safe, secure sprinkler systems and reliable water access.

Patterson Pump Company and Flo-Pak are leading manufacturers of fire pumps and fire pump systems. Their premier lines of centrifugal pumps and packaged systems are integral components of automatic sprinkler systems, stand pipe, fog and deluge systems. These systems are precisely designed to satisfy increasingly stringent building codes in a growing number of new types of facilities around the globe.



In addition, the Mansfield Division produces a line of portable and truck-mounted pumps that give fire departments and rural homeowners direct and immediate access to water where hydrants are not available.

As public awareness of the importance of adequate fire protection continues to increase – due in part to the growing number of brush and forest fires around the country – industry's awareness of Gorman-Rupp's leadership in the fire protection market will continue to enhance the Company's growth and stability.



AUTOMATIC SPRINKLER SYSTEMS
Pumps used for fire protection as part of an automatic sprinkler system.



FIRE PROTECTION PUMPS
Fire protection pumps are used in numerous buildings and sports arenas around the world.



Construction Market

Gorman-Rupp manufactures more models of pumps for construction applications than any other company in the world. Our reputation for quality, innovation and performance are unparalleled.

Our tradition of product innovation was reinforced in 2002 through offering the largest line of priming assist pumps in the industry.

These new pumps can move up to 40,000 gallons per minute and will enable contractors to pump more water greater distances than ever before.

Another industry change is bettering fortunes for Gorman-Rupp. Equipment rental has become more advantageous than purchasing for many construction companies; and, as a result, national rental equipment companies are becoming an ever-more important part of the construction industry.

Adapting to this change in the market, Gorman-Rupp has become a major pump supplier for several large rental companies.



PRIMING-ASSIST
Large volume, priming-assist pumps are used for sewage bypass operations and construction site dewatering.



RENTAL PUMPS
Prime Aire® trash pumps are designed for dewatering applications where intermittent flows are a problem.



SUPER T SERIES®
Portable, engine-driven, self-priming pumps are ideal for standby and emergency cleanup applications.



Industrial Market

A history of product reliability and serviceability has earned Gorman-Rupp a strong presence in a broad spectrum of industrial markets.

Our industrial pumps are counted upon to keep paper mills, automotive, appliance, food processing plants, refineries, wineries and hundreds of other of the world's production facilities running at peak capacity.

The addition of Flo-Pak will allow the Company to provide new products and pumping systems to these industries as well as afford new market opportunities in the plumbing and HVAC markets.



PROCESS COOLING
Transferring of chilled water for process cooling of a blow-mold bottle manufacturing system.



O E M

Original Equipment Manufacturers Are The Bedrock of America's Industrial Base



OEM FLUSHER TRUCK
High-pressure pumps are used in street cleaning trucks throughout the USA.

Gorman-Rupp is an ideal fit for the OEM market, as it allows the Company to apply its cumulative experience and engineering ingenuity to a vast array of applications that require specially designed and custom-built products, as well as commercially available products.

That fit is a major reason why original equipment manufacturers in a wide range of industries rely on Gorman-Rupp for pumps and related equipment used in highly diverse applications. Gorman-Rupp Industries Division provides complete pumping solutions for manufacturers of appliances and food processing, chemical, photo processing, waste treatment, medical, and HVAC equipment.



GORMAN-RUPP INDUSTRIES
Compact bellows metering pumps are specifically designed for photo, x-ray, dental film and printed circuit board processors.

Through a growing number of partnerships with OEMs in the commercial laundry, trucking, and appliance industries, Gorman Rupp's strength and stability in this market will continue.



Government



The Mansfield Division manufactures and supplies pumps under numerous contracts from major procurement agencies in the Department of Defense and the General Services Administration. These pumps are an integral part of the equipment they supply, including tank trailers, portable, air-drop or air-deliverable bulk water and fuel delivery units for the U.S. military.



MILITARY BULK FUEL DELIVERY SYSTEM
U.S. military tanker trailers are used for transferring fuel to vehicles in the field.



Petroleum



Gorman-Rupp has long led the way in the design and manufacture of pumps to safely handle petroleum and derivative products such as aircraft and missile fuels, gasoline, heating oil, petrochemicals and solvents.

As new fuels, vehicles and transportation systems are developed to meet the needs of a changing world, Gorman-Rupp will continue to set the pace with reliable and efficient pump designs for the petroleum market.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, appearing on pages 11 through 19. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Cleveland, Ohio
January 31, 2003

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	**Year ended December 31,**		
	2002	**2001**	**2000**
Net sales	$194,075	$202,927	$190,144
Cost of products sold	152,624	154,819	141,714
Gross Profit	41,451	48,108	48,430
Selling, general and administrative expenses	27,921	25,640	25,807
Non-recurring expense - plant relocation	–	–	1,143
Operating Income	13,530	22,468	21,480
Other income	797	886	1,340
Other expense	(124)	(319)	(624)
Income Before Income Taxes	14,203	23,035	22,196
Income taxes	5,267	8,450	8,400
Net Income	$8,936	$14,585	$13,796
Basic and Diluted Earnings Per Share	$1.05	$1.70	$1.61
Average number of shares outstanding	8,539,065	8,555,830	8,583,183

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Balance Sheets

(Thousands of dollars)	December 31, 2002	December 31, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$13,086	$20,583
Accounts receivable	29,234	28,378
Inventories:		
Raw materials and in-process	20,778	22,224
Finished parts	12,970	9,700
Finished products	1,839	1,965
	35,587	33,889
Deferred income taxes	4,294	4,249
Prepaid and other	1,658	2,020
Total Current Assets	83,859	89,119
Property, Plant and Equipment		
Land	2,004	1,592
Buildings	47,258	43,070
Machinery and equipment	79,591	73,787
	128,853	118,449
Less accumulated depreciation	71,096	64,554
Property, Plant and Equipment - Net	57,757	53,895
Deferred Income Taxes	–	2,819
Other	11,230	2,280
	$152,846	$148,113

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	December 31, 2002	December 31, 2001
Current Liabilities:		
Accounts payable	$6,557	$5,433
Payrolls and related liabilities	3,306	3,377
Commissions payable	2,347	3,389
Accrued expenses	1,950	1,355
Accrued property and sales tax	1,740	1,600
Income taxes	468	–
Accrued medical benefits	2,769	2,949
Current portion of long-term notes payable	145	–
Total Current Liabilities	19,282	18,103
Long-Term Notes Payable	291	–
Postretirement Benefits	21,817	22,100
Shareholders' Equity		
Common Shares, without par value: Authorized – 14,000,000 shares; Outstanding – 8,540,553 shares in 2002 and 8,537,553 shares in 2001 (after deducting treasury shares of 324,623 in 2002 and 327,623 in 2001) at stated capital amount	5,089	5,087
Retained earnings	108,309	104,833
Accumulated other comprehensive loss (translation adjustments)	(1,942)	(2,010)
Total Shareholders' Equity	111,456	107,910
	$152,846	$148,113

Consolidated Statements of Shareholders' Equity

(Thousands of dollars, except per share amounts)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances January 1, 2000	**$5,123**	**$88,409**	**$(1,237)**	**$92,295**
Comprehensive income:				
Net income		13,796		13,796
Foreign currency translation adjustments			(287)	(287)
Total comprehensive income				13,509
Issuance of 3,000 common shares from treasury	2	45		47
Purchase of 29,496 common shares for treasury	(19)	(511)		(530)
Cash dividends - $.62 a share		(5,322)		(5,322)
Balances December 31, 2000	**5,106**	**96,417**	**(1,524)**	**99,999**
Comprehensive income:				
Net income		14,585		14,585
Foreign currency translation adjustments			(486)	(486)
Total comprehensive income				14,099
Issuance of 3,000 common shares from treasury	2	71		73
Purchase of 31,000 common shares for treasury	(21)	(765)		(786)
Cash dividends - $.64 a share		(5,475)		(5,475)
Balances December 31, 2001	**5,087**	**104,833**	**(2,010)**	**107,910**
Comprehensive income:				
Net income		8,936		8,936
Foreign currency translation adjustments			68	68
Total comprehensive income				9,004
Issuance of 3,000 common shares from treasury	2	90		92
Cash dividends - $.65 a share		(5,550)		(5,550)
Balances December 31, 2002	**$5,089**	**$108,309**	**$(1,942)**	**$111,456**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$8,936	$14,585	$13,796
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,035	7,128	6,863
Deferred income taxes	791	1,835	661
Changes in operating assets and liabilities:			
Accounts receivable	2,517	473	(953)
Inventories	4,862	5,871	(3,571)
Accounts payable	(294)	(1,958)	1,586
Postretirement benefits	(2,156)	(1,490)	(1,057)
Other	(312)	(78)	(949)
Net cash provided by operating activities	21,379	26,366	16,376
Cash flows from investing activities:			
Capital additions, net	(5,765)	(3,139)	(11,439)
Purchases of short-term investments	–	(2,000)	(7,204)
Proceeds from short-term investments	1,039	2,000	10,429
Payment for acquisitions, net of $3,671 cash acquired	(18,150)	–	–
Other	–	–	300
Net cash used for investing activities	(22,876)	(3,139)	(7,914)
Cash flows from financing activities:			
Cash dividends	(5,550)	(5,475)	(5,322)
Proceeds from bank borrowings	10,000	2,495	17,119
Payments to bank and note holders for borrowings	(10,450)	(6,508)	(16,213)
Purchase of common shares for treasury	–	(786)	(530)
Net cash used for financing activities	(6,000)	(10,274)	(4,946)
Net (decrease) increase in cash and cash equivalents	(7,497)	12,953	3,516
Cash and cash equivalents:			
Beginning of year	20,583	7,630	4,114
End of year	$13,086	$20,583	$7,630

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note A - Summary of Major Accounting Policies

Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents and Short-term Investments: The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short term investments for which cost approximates market value.

Inventories: Inventories are stated at the lower of cost or market. The cost for approximately 97% and 96% of inventories at December 31, 2002 and 2001, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

Concentration of Credit Risk: The Company does not require collateral from its customers and has generally had a good collection history. Sales to one customer were approximately 11.6% and 16.7% of total net sales for the year ended December 31, 2002 and 2001, respectively. In 2000 there were no sales to any customer greater than 10% of net sales.

Freight Costs: The Company reflects the cost for shipping its products to customers in cost of products sold.

Revenue Recognition: Revenue from product sales is generally recognized when shipment to the customer has been made, which is when title passes.

Advertising: The Company expenses all advertising costs as incurred which, for the years ended December 31, 2002, 2001, and 2000 totaled $2,532,000, $2,519,000 and $2,968,000 respectively.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements: The Company adopted SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* effective January 1, 2002, as required. The evaluation of goodwill under SFAS 142 requires valuations of each applicable underlying business. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets. These estimates will likely change over time.

The Company was not required to conduct the transitional business valuation reviews required by SFAS 142 as the Company had no goodwill or significant intangible assets as of January 1, 2002. Upon adoption of SFAS 142, goodwill is not amortized, but it is required to be evaluated annually. If this annual review indicates impairment of goodwill balances, that entire impairment will be recorded immediately and reported as a component of current operations. The Company performed its annual review as of October 1, 2002, which did not indicate impairment. At December 31, 2002, the Company had $4.1 million of goodwill included in other assets.

Effective January 1, 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company determined there was no effect on earnings or financial position upon adoption.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Translation of Foreign Currency: Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Reclassification: Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Note B - Inventories: The excess of replacement cost over LIFO cost is approximately $26,128,000 and $25,113,000 at December 31, 2002 and 2001, respectively. Replacement cost approximates current cost.

Note C - Financing Arrangements: Under unsecured demand lines of credit with banks, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2002, $10.0 million was available for borrowing.

On January 3, 2002, the Company negotiated an unsecured $16.0 million credit facility with interest at LIBOR plus .75% or at alternate rates as selected by the Company. The Company borrowed $10.0 million during the year. The Company paid the outstanding balance of the term loan and subsequently terminated the loan.

The Company had an $8.0 million unsecured revolving loan agreement that matured in May 2001 and was renewed as a $4.0 million unsecured revolving loan agreement which matures in May 2005. At December 31, 2002, $3.0 million was available for borrowing after deducting $1.0 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company (interest rate of 1.93 % and 2.70% at December 31, 2002 and 2001, respectively.)

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2002, the Company was in compliance with such requirements.

At December 31, 2002, the Company had a note payable of $436,000 resulting from one of its acquisitions. The note is due in installments on March 1, 2003, 2004 and 2005.

Interest expense which approximates interest paid, was $72,000, $116,000 and $183,000 (net of $25,000 capitalized interest) in 2002, 2001, and 2000, respectively.

Notes To Consolidated Financial Statements

Note D – Income Taxes: The components of income before income taxes are:

(Thousands of dollars)	2002	2001	2000
United States	$14,089	$22,456	$22,002
Foreign	114	579	194
	$14,203	**$23,035**	**$22,196**

The components of income tax expense are as follows:

(Thousands of dollars)	2002	2001	2000
Current expense:			
Federal	$3,894	$5,306	$6,484
Canadian	159	306	332
State and local	423	1,003	923
	4,476	6,615	7,739
Deferred expense (credit):			
Federal	753	1,723	640
Canadian	(35)	(123)	(67)
State and local	73	235	88
	791	1,835	661
	$5,267	**$8,450**	**$8,400**

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2002	2001	2000
Income taxes at statutory rate	$4,971	$8,062	$7,769
State and local income taxes, net of federal tax benefit	265	773	694
Other	31	(385)	(63)
	$5,267	**$8,450**	**$8,400**

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2002	2001	2000
Deferred tax assets			
Inventories	$1,817	$1,430	$2,089
Accrued liabilities	2,477	2,819	2,700
Postretirement health benefits obligation	8,607	8,725	9,718
Total deferred tax assets	12,901	12,974	14,507
Deferred tax liabilities			
Depreciation and amortization	8,034	5,651	5,501
Other	573	255	103
Total deferred tax liabilities	8,607	5,906	5,604
Net deferred tax assets	**$4,294**	**$7,068**	**$8,903**

The Company made income tax payments of $3,985,000, $7,223,000, and $8,849,000 in 2002, 2001 and 2000, respectively.

Note E – Pensions and Other Postretirement Benefits: The Company sponsors a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax-deductible contribution. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company funds the cost of these benefits as incurred.

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

	Pension Benefits		**Postretirement Benefits**	
(Thousands of dollars)	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	$29,917	$26,343	$18,649	$16,280
Service cost	1,510	1,339	724	602
Interest cost	2,137	2,071	1,357	1,262
Actuarial loss/(gain)	2,931	2,804	4,928	2,042
Benefits paid	(3,505)	(2,640)	(1,526)	(1,537)
Benefit obligation at end of year	**32,990**	**29,917**	**24,132**	**18,649**
Change in plan assets				
Fair value of plan assets at beginning of year	27,099	30,670	–	–
Actual return on plan assets	(1,329)	(2,351)	–	–
Company contributions	3,276	1,420	1,526	1,537
Benefits paid	(3,505)	(2,640)	(1,526)	(1,537)
Fair value of plan assets at end of year	25,541	27,099	–	–
Funded status of the plan (under) funded	(7,449)	(2,818)	(24,132)	(18,649)
Unrecognized net actuarial loss/(gain)	10,419	4,103	2,284	(2,734)
Unrecognized net transition asset	–	(174)	–	–
Unrecognized prior service cost	–	–	(1,495)	(2,252)
Prepaid (accrued) benefit cost	**$ 2,970**	**$ 1,111**	**$(23,343)**	**$(23,635)**
Weighted-average assumptions				
Discount rate	6.96%	7.50%	6.96%	7.50%
Expected rate of return on plan assets	8.00%	8.00%	–	–
Rate of compensation increase	3.75%	4.00%	–	–

Notes To Consolidated Financial Statements

Approximately $1,500,000 of the post-retirement benefit obligation has been classified as a current liability at December 31, 2002 and 2001.

For measurement purposes, an 9.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0 percent by 2008 and remain at that level thereafter. The plan's assets consist of equity and fixed-income mutual funds in approximately equal proportion.

The following table presents the components of net periodic benefit cost

	Pension Benefits			Postretirement Benefits		
(Thousands of dollars)	**2002**	**2001**	**2000**	**2002**	**2001**	**2000**
Service cost	$1,510	$1,339	$1,251	$724	$602	$582
Interest cost	2,137	2,071	1,739	1,357	1,262	1,232
Expected return on plan assets	(2,137)	(2,477)	(2,104)	–	–	–
Amortization of prior service cost and unrecognized gain	81	(36)	(42)	(756)	(756)	(756)
Recognized net actuarial loss	(174)	(174)	(174)	(91)	(351)	(340)
Benefit cost	**$1,417**	**$ 723**	**$ 670**	**$1,234**	**$ 757**	**$ 718**

The assumed health care trend rate has a significant effect on the amounts reported for postretirement benefits.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point	
(Thousands of dollars)	**Increase**	**Decrease**
Effect on total of service and interest cost components in 2002	$ 173	$ (159)
Effect on accumulated postretirement benefit obligation as of December 31, 2002	$1,954	$ (1,761)

Note F - Business Segment Information: The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire protection, heating, ventilating and air conditioning (HVAC), and military applications. The Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales.

Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries around the world. The components of customer sales, based on the location of customers, are as follows:

(Thousands of dollars)	**2002**	**%**	**2001**	**%**	**2000**	**%**
United States	$167,160	86	$170,250	84	$153,104	81
Exports to foreign countries	26,915	14	32,677	16	37,040	19
Total	**$194,075**	**100**	**$202,927**	**100**	**$190,144**	**100**

Note G - Acquisitions: On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $12.6 million, net of $3.7 million cash acquired. AMT's "off the shelf" pumps give the Company the opportunity to market commodity type products. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. The acquisition of AMT offers the Company the opportunity to increase sales of AMT's products through the Company's existing outlets to domestic and international markets. AMT's primary sales channel is comprised of large-scale distributors of industrial supplies promoted through third-party distributor catalogs. AMT operates as a subsidiary of the Company.

On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a purchase price of approximately $6.5 million, of which $5.6 million was cash and $900,000 was a note payable, a portion of which was paid in 2002. The acquisition of Flo-Pak offers the Company a "ready business" opportunity to diversify its product line and increase market share without the cost or time to perform the necessary research and development activities to enter the market. Gorman-Rupp has a distribution network and market strength to offer growth opportunities to Flo-Pak eliminating the need for additional capital investment to gain market share. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market. The results of operations of Flo-Pak are part of Patterson Pump Company, a subsidiary of the Company.

The following tables summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of AMT and Flo-Pak:

(Thousands of dollars)	**AMT February 28, 2002**		**Flo-Pak March 1, 2002**
Current Assets	$8,416	Current Assets	$2,717
Property, plant & equipment	4,942	Property, plant & equipment	190
Intangible assets	327	Intangible assets	2,780
Other assets	104	Goodwill	4,053
Total assets acquired	13,789	Total assets acquired	9,740
Liabilities	(1,212)	Liabilities	(3,282)
Net assets acquired	$12,577	Net assets acquired	$6,458

Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes Cont'd

Of the $327,000 of acquired intangible assets for AMT, $140,000 was assigned to tradenames and is not subject to amortization. The remaining $187,000 is a sales contract that will be amortized over a weighted-average useful life of approximately 18 years.

Of the $2.8 million of acquired intangible assets for Flo-Pak, $880,000 was assigned to tradenames and is not subject to amortization. The remaining intangible assets will be amortized. The amortizable intangible assets are comprised of drawings of $1.4 million (15 year weighted-average useful life) and program logic of $500,000 (10 year weighted-average useful life). The $4.1 million of goodwill is recorded in other assets and is not expected to be deductible for income tax purposes.

Annual amortization expense for all intangibles is expected to be $150,000 for the next 5 years. Amortization expense was $125,000 in 2002.

The acquisitions were financed with cash from the Company's treasury, a $900,000 note payable and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company paid back the credit facility borrowings and $450,000 of the note payable in 2002.

The acquired businesses' results have been included in the Company's financial statements since the date of acquisitions. The following unaudited pro forma data summarizes the results of operations of the Company for the periods indicated as if the fiscal 2002 acquisitions had been completed as of the beginning of the periods presented. The pro forma data shows the effect on actual operating results prior to the acquisitions. Effects of cost reductions and operating synergies are not presented. These pro forma amounts are not indicative of the results that would have actually been achieved if the acquisitions had occurred at the beginning of the periods presented or that may be achieved in the future.

	Year Ended December 31,	
(Thousands of dollars)	**2002**	**2001**
Net sales	$197,171	$230,147
Net income	8,074	15,249
Basic and diluted earnings per common share	$0.95	$1.78

Note H – Other Assets: The major components of other assets are as follows:

	December 31,	
(Thousands of dollars)	**2002**	**2001**
Goodwill	$4,053	$ –
Intangibles:		
Flo-Pak tradenames	880	–
Drawings	1,400	–
Other intangibles	827	–
Prepaid pension cost	2,970	1,111
Other assets	1,225	1,169
	11,355	2,280
Less - accumulated amortization	(125)	–
	$11,230	**$2,280**

The Company operates in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), and military applications.

On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a net cash purchase price of approximately $12.6 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a cash purchase price of approximately $5.6 million. The acquisitions were financed with cash from the Company's treasury, $900,000 of notes payable and by a draw of $10.0 million on an unsecured credit facility. The Company paid back these bank borrowings in 2002. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. AMT operates as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the HVAC market. Flo-Pak's operations have been merged into Patterson Pump Company, a subsidiary of the Company.

In March 2002, Patterson Pump Company acquired the remaining interest in its subsidiary, Patterson Pump Ireland Limited. Patterson Pump Company now owns 100% of Patterson Pump Ireland Limited. Pump assembly at Patterson Pump Ireland Limited will continue to serve the European market.

Results of Operations

2002 Compared to 2001: The Company recorded net sales of $194.1 million in 2002 compared to $202.9 million in 2001, a decline of $8.8 million or 4.4 percent. The decline in sales principally resulted from the impact of a stalled economy for our customers in the capital goods markets and weaker industrial and municipal sales. The newly acquired businesses contributed approximately $20.3 million to sales in 2002, offsetting the decline in basic pump sales. Significant to the overall reduction of sales was a 31.0% decline in sales of fabricated components used in the gas turbine power generation industry, a market that contributed to the Company's record performance in 2001. Price increases on products marketed in a more price conscious environment ranged from 0-3 percent.

Export shipments decreased 17.6% in 2002, and represented 14% of net sales compared to 16% in 2001. The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

Cost of products sold in 2002 amounted to $152.6 million compared to $154.8 million in 2001. As a percent of net sales, gross profit margins were 21.4% in 2002 and 23.7% in 2001. The decrease in gross margins resulted principally from the impact of slowed capital spending creating lower volume-related margins, continued increases in employee medical and healthcare expenses and higher cost of property and liability insurance. All of the Company's subsidiaries and divisions felt the impact of volume-related costs. The implementation of cost-reduction programs and strategies along with on-going manufacturing efficiency improvements resulting from continued capital investments somewhat offset this marginal decline during 2002.

Selling, general and administrative (SG&A) expenses in 2002 were $27.9 million compared to $25.6 million in 2001, an increase of $2.3 million or 8.9 percent. As a percent of net sales, during 2002 and 2001, SG&A expenses were 14.4% and 12.6%, respectively. SG&A expenses resulting from the acquisitions accounted for approximately $3.4 million. Cost control efforts resulting in reductions in employee related costs offset a portion of the SG&A increase.

Other income in 2002 was $797,000 and consisted principally of interest income and income from the rental of one of the Company's vacated facilities. Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income during 2002 was reduced due to lower available rates of return.

Other expense was $124,000 and $319,000 in 2002 and 2001, respectively. Other expenses consisted principally of interest expense and loss on the disposal of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The effective income tax rate was 37.1% in 2002, compared to 36.7% in 2001.

Net income for 2002 was $8.9 million compared to $14.6 million in 2001. As a percent of net sales, net income was 4.6% and 7.2% in 2002 and 2001, respectively. Earnings per share was $1.05 in 2002 compared to $1.70 in 2001. The decrease in each of these performance measures resulted from the reasons discussed above. All of the Company's subsidiaries and divisions were profitable during 2002.

Cash dividends paid on common shares increased during 2002 to 65 cents per share and marked the 30th consecutive year of increased cash dividends. The dividend yield at December 31, 2002 was 2.8 percent.

2001 Compared to 2000: The Company recorded net sales of $202.9 million in 2001, a record that marked the 15th consecutive year of increased sales, and exceeded 2000 net sales of $190.1 million by 6.7 percent. Highlighting sales growth was the substantial increase in demand for fabricated components used in the gas turbine power generation industry combined with continued strong demand for pumps in the fire protection, fresh water and wastewater markets. Growth in these markets, together with price increases on products ranging from 2-3%, were partially offset by the economic downturn in 2001, reducing demand for small pumps made for the original equipment market and establishing flat demand for pumps distributed to other domestic commercial markets. In addition, international business declined as export shipments decreased nearly 12% in 2001, representing 16% of total net sales as compared to 19% in 2000. However, the Company is not exposed to material market risks as a result of its export sales or its operations outside of the United States. Payment terms for export sales transacted by the Company consist of revocable and irrevocable letters of credit and open accounts; and payment terms regarding export shipments are made solely in U.S. Dollars. The Company's operations outside of the United States are small, both individually and collectively.

Cost of products sold in 2001 equaled 76.3% of net sales and amounted to $154.8 million compared to 74.5% and $141.7 million in 2000. As a percent of net sales, gross profit margins were 23.7% in 2001 and 25.5% in 2000. Decreased gross margins resulted principally from the economic impact of higher energy costs, increased medical and healthcare expense and underutilized capacity primarily occurring after the September 11th terrorist attack and extending through the fourth quarter. The last half of 2001 presented different capacity utilization issues for the Company. While the Company's subsidiary in Georgia was responding to substantial increases in demand, two facilities in Ohio were experiencing order reductions and budget cutbacks. Cost control measures, and on-going manufacturing efficiencies from prior investments assisted in maintaining the performance results for 2001.

Selling, general and administrative (SG&A) expenses in 2001 were $25.6 million compared to $25.8 million in 2000, a decrease of 0.6 percent. As a percent of net sales, SG&A expenses were 12.6% and 13.6% in 2001 and 2000, respectively. Cost control reductions, principally in advertising and product promotion in the fourth quarter contributed to lower SG&A expense for the year.

Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income was constrained, however, due to lower rates of return. Other income in 2000 was $1.3 million and included interest income and a gain from the sale of unutilized machinery and equipment recorded in the fourth quarter.

Other expense was $319,000 in 2001 and consisted principally of interest expense and loss on the disposal of assets. In 2000 other expense was $624,000 and consisted of interest expense, change in the dollar exchange and loss on the disposal of assets.

The effective income tax rate was 36.7% in 2001, compared to 37.8% in 2000.

Record net income for the 15th consecutive year increased 5.7% in 2001 to $14.6 million compared to $13.8 million in 2000. As a percent of net sales, net income was 7.2% and 7.3% in 2001 and 2000, respectively. Earnings per share increased nine cents to $1.70 in 2001 compared to $1.61 in 2000.

Cash dividends paid on common shares equaled 64 cents per share and marked the 29th consecutive year of increased cash dividends. The dividend yield at December 31, 2001 was 2.4 percent.

Trends: Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and three of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

Liquidity and Sources of Capital: Cash and cash equivalents totaled $13.1 million and there was no bank debt at December 31, 2002. In addition, the Company has $10.0 million available in bank short-term lines of credit and $3.0 million available under a $4.0 million unsecured revolving credit facility that matures in May 2005. As of December 31, 2002, $1.0 million of the revolving facility covered outstanding letters of credit. Although the $10.0 million credit facility and the $4.0 million revolving facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company was in compliance with all requirements at December 31, 2002. At December 31, 2002, the Company had a note payable of $436,000 resulting from one of its acquisitions. The note is due in installments on March 1, 2003, 2004, and 2005.

During 2002, the Company financed its business acquisitions, including the repayment of a $10.0 million draw, capital improvements and working capital requirements principally through internally generated funds, including inventory reductions. Capital expenditures for 2003, estimated to be $3.0 to $5.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2001 and 2000, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

Cash flows from operating activities were $21.4 million, $26.4 million and $16.4 million in 2002, 2001 and 2000, respectively. The decrease in 2002 was primarily due to decreased operating results. The increase in 2001 as compared to 2000 was the result of improved operating results and inventory reductions.

Cash used for investing activities was $22.9 million, $3.1 million and $7.9 million for 2002, 2001 and 2000, respectively. In 2002, the Company spent $18.2 million for the acquisitions of AMT and Flo-Pak and related costs. The major capital expenditure in 2000 related to the Company's new manufacturing facility for the Mansfield Division.

Cash used for financing activities was $6.0 million, $10.3 million and $4.9 million in 2002, 2001 and 2000, respectively. Cash dividends were the major reason for the cash outflows.

The ratio of current assets to current liabilities was 4.3 to 1 at December 31, 2002, compared to 4.9 to 1 at December 31, 2001. Management believes that the Company has adequate working capital and a healthy liquidity position.

New Accounting Pronouncements: In the first quarter of 2002, the Company adopted the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangibles will no longer be amortized but will be subject to annual impairment review in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Since the Company had no goodwill and intangible assets were insignificant at January 1, 2002, the adoption of these statements had no effect on the earnings and financial position of the Company.

As a result of the 2002 acquisitions of AMT and Flo-Pak, goodwill and indefinite lived intangibles totaling $4.1 million and $1.0 million respectively, were recorded. The Company performed its annual impairment review as of October 1, 2002, which did not indicate impairment.

In 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The effect of adopting this statement had no effect on the Company's financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Critical Accounting Policies: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires Management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, Management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition: Substantially all of Gorman-Rupp's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Allowance for Doubtful Accounts: The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically the Company's collection history has been good.

Inventories and Related Allowance: Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. The Company uses the last-in, first-out method for primarily all of its inventories. Historically the Company has not experienced large write-offs due to obsolescence.

Pension Plans and Other Postretirement Benefit Plans: The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31st for the benefit plan determination. The discount rates used to determine the present value of future benefits are based on effective yields of AA quality or better fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.96 % at October 31, 2002, compared to 7.5% at October 31, 2001. Annual expense amounts are determined based on the discount rate at October 31st of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2002 and 2001 was 8.0%. During 2002, the fair market value of pension assets decreased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The rate of compensation increases was reduced from 4.0 % in 2001 to 3.75 % in 2002 to reflect actual experience.

The rate of increase in medical costs over the next five years was increased to reflect actual experience. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one percentage increase in the assumed health care cost trend rate would result in a $173,000 increase in total service and interest costs in 2002, and a one percent decrease would result in a $159,000 decrease in these costs. A one percent increase in the assumed health care cost trend rate would also increase the accumulated postretirement benefit obligation as of December 31, 2002 by $2.0 million and a one percent decrease would decrease it by $1.8 million.

The overall effect of the assumption changes above will be to increase pension and postretirement expenses in fiscal 2003.

Income Taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which Management believes is sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangibles: The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a new two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. Gorman-Rupp conducts this review for all of its reporting units during the fourth quarter of the fiscal year. No impairment resulted from the annual reviews performed in 2002.

Other Matters: Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

Eleven Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2002	2001	2000	1999
Operating Results:				
Net sales	$194,075	$202,927	$190,144	$181,945
Gross profit	41,451	48,108	48,430	46,347
Income taxes	5,267	8,450	8,400	8,460
Income (1)	8,936	14,585	13,796	13,081
Depreciation and amortization	7,035	7,128	6,863	6,489
Interest expense	72	116	183	55
Return on net sales (%)	4.6	7.2	7.3	7.2
Sales dollars per employee	184.1	194.9	186.2	177.3
Income dollars per employee	8.5	14.0	13.5	12.7
Financial Position:				
Current assets	$83,859	$89,119	$82,289	$78,185
Current liabilities	19,282	18,103	19,079	17,439
Working capital	64,577	71,016	63,210	60,746
Current ratio	4.3	4.9	4.3	4.5
Property, plant and equipment – net	57,757	53,895	57,885	53,609
Capital additions	5,765	3,139	11,439	16,182
Total assets	152,846	148,113	145,881	136,875
Long-term notes payable	291	–	3,413	3,107
Shareholders' equity	111,456	107,910	99,999	92,295
Dividends paid	5,550	5,475	5,322	5,152
Average number of employees	1,054	1,041	1,021	1,026
Shareholder Information:				
Basic and diluted earnings per share (1)	$1.05	$1.70	$1.61	$1.52
Cash dividends per share	.65	.64	.62	.60
Shareholders' equity per share at December 31	13.05	12.64	11.67	10.74
Average number of shares outstanding	8,539,065	8,555,830	8,583,183	8,585,877

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886 or $1.38 per share.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

(Thousands of dollars, except per share amounts)

Quarter Ended 2002	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share
First Quarter	$45,299	$9,547	$2,153	$.25
Second Quarter	52,583	12,247	3,250	.38
Third Quarter	49,139	9,920	1,905	.23
Fourth Quarter	47,054	9,737	1,628	.19
Total	$194,075	$41,451	$8,936	$1.05

1998	1997	1996	1995	1994	1993	1992
$173,864	$167,426	$157,549	$151,765	$139,601	$133,537	$127,937
43,713	40,964	39,127	36,516	35,763	32,699	30,975
7,400	6,340	5,735	5,590	5,625	5,063	4,693
11,752	10,612	9,928	9,461	9,327	8,795	7,966
6,330	5,959	5,675	5,173	4,534	4,274	4,025
188	238	330	602	195	58	213
6.8	6.3	6.3	6.2	6.7	6.6	6.2
170.1	163.5	161.8	156.1	140.6	136.0	127.6
11.5	10.4	10.2	9.7	9.4	9.0	7.9

$78,556	$81,695	$71,926	$71,401	$60,070	$55,746	$50,152
17,431	17,036	15,199	19,727	16,391	14,382	12,380
61,125	64,659	56,727	51,674	43,679	41,364	37,772
4.5	4.8	4.7	3.6	3.7	3.9	4.1
43,916	40,919	40,549	42,163	40,879	36,835	30,807
9,327	6,329	4,036	8,229	8,553	10,277	4,496
127,477	127,865	117,650	119,816	107,100	98,706	86,434
783	6,689	3,796	7,188	4,715	5,338	668
83,706	78,060	72,737	67,240	61,608	56,911	52,759
4,983	4,821	4,567	4,466	4,209	4,122	3,923
1,022	1,024	974	972	993	982	1,003

$1.37	$1.23	$1.15	$1.10	$1.09	$1.02	$.92
.58	.56	.53	.52	.49	.48	.46
9.75	9.07	8.44	7.81	7.18	6.63	6.14
8,599,713	8,609,479	8,617,168	8,587,466	8,579,633	8,588,493	8,594,255

Quarter Ended 2001	Net Sales	Gross Profit	Net Income	Basic and Diluted Earnings per Share
First Quarter	$49,671	$12,346	$3,604	$.42
Second Quarter	54,838	13,425	3,998	.47
Third Quarter	51,430	11,959	3,637	.42
Fourth Quarter	46,988	10,378	3,346	.39
Total	$202,927	$48,108	$14,585	$1.70

The Gorman-Rupp Company

Board of Directors

2002



Standing: John A. Walter, James C. Gorman, Jeffrey S. Gorman
Seated: Christopher H. Lake, Peter B. Lake, Ph.D., William A. Calhoun, W. Wayne Walston, Thomas E. Hoaglin
Portraits: J.C. Gorman (Left) and H.E. Rupp (Right) co-founders

JAMES C. GORMAN, 78
Chairman
Elected to Board, 1946

JEFFREY S. GORMAN, 50
President and
Chief Executive Officer
Elected to Board, 1989

WILLIAM A. CALHOUN, LLB, 88
Retired Senior Partner,
Calhoun, Kademenos
& Heichel Co., L.P.A.
(Attorneys)
Elected to Board, 1969

THOMAS E. HOAGLIN, 53
Chairman, President and
Chief Executive Officer,
Huntington Bank
Shares, Inc.
Elected to Board, 1993
(Previous service
1986-1989)

CHRISTOPHER H. LAKE, 38
Vice President,
Dean & Lake
Consulting, Inc.
Elected to Board, 2000

PETER B. LAKE, PH.D., 60
President and Chief
Executive Officer,
SRI Quality System
Registrar, Inc.
Elected to Board, 1975

W. WAYNE WALSTON, JD, 60
Partner, Valentine,
Miner & Lemon, LLP
(Attorneys)
Elected to Board, 1999

JOHN A. WALTER, 69
Retired President and
Chief Executive Officer
of the Company
Elected to Board, 1989

Directors' Committees

AUDIT REVIEW COMMITTEE
Thomas E. Hoaglin
Chairman
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

PENSION COMMITTEE
Peter B. Lake, Ph.D.
Chairman
William A. Calhoun, LLB
John A. Walter

SALARY COMMITTEE
W. Wayne Walston, JD
Chairman
Thomas E. Hoaglin
Christopher H. Lake

NOMINATING COMMITTEE
William A. Calhoun, LLB
Chairman
Christopher H. Lake
John A. Walter

Management 2002

Corporate Officers



JAMES C. GORMAN, 78
Chairman
Joined the Company, June 1949



JEFFREY S. GORMAN, 50
President and Chief Executive Officer
Joined the Company, January 1978



ROBERT E. KIRKENDALL, 60
Senior Vice President
Joined the Company, April 1978



WILLIAM D. DANULOFF, 55
Vice President Information Technology
Joined the Company, May 1971



JUDITH L. SOVINE, CPA, 58
Treasurer
Joined the Company, September 1979



DAVID P. EMMENS, JD, 54
Corporate Counsel and Secretary
Joined the Company, October 1997

Division and Subsidiary Managers

Mansfield Division
Mansfield, Ohio
JEFFREY S. GORMAN, 50
General Manager
President and Chief Executive Officer of the Company
Joined the Company, January 1978

Gorman-Rupp Industries Division
Bellville, Ohio
JAMES T. HOOKER, 56
Vice President and General Manager
Joined the Company, June 1973

Gorman-Rupp of Canada Limited
St. Thomas, Ontario, Canada
GARY W. CREEDEN, 56
General Manager
Joined the Company, January 1989

Patterson Pump Company
Toccoa, Georgia
ALBERT F. HUBER, 49
President
Joined Patterson, May 1975
Joined the Company, November 1988

American Machine and Tool Co., Inc. Of Pennsylvania
Royersford, Pennsylvania
HENRY M. POLLAK, 71
President
Joined American Machine and Tool Company, 1962
Joined the Company, February 2002

Shareholder Information

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2002		2001		2002	2001
	High	Low	High	Low		
First Quarter	$27.5000	$23.5100	$18.5000	$17.3750	$.16	$.16
Second Quarter	31.5000	25.6500	28.7500	18.0000	.16	.16
Third Quarter	31.0000	21.5000	26.3000	18.8000	.16	.16
Fourth Quarter	27.2900	20.4000	27.2500	19.2000	.17	.16

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 6, 2003.

	Holders	Shares
Individuals	1,296	2,313,612
Nominees, brokers and others	25	6,226,941
Total	**1,321**	**8,540,553**

An additional 324,623 common shares are held in Treasury.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Training Center, 270 West Sixth Street, Mansfield, Ohio, on Thursday, April 24, 2003 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

National City Bank
P. O. Box 92301
Cleveland, Ohio 44193-0900

Phone 800-622-6757

Principal Office

The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903-1600

Mailing Address

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1011
Fax 419-755-1233

Investor Information

Contact:
Robert E. Kirkendall
Senior Vice President

Phone 419-755-1294
Fax 419-755-1233
Email robertk@gormanrupp.com

Exchange Listing

American Stock Exchange
Symbol GRC

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1233

Internet Information

Information about the Company and its products are available through Gorman-Rupp's website on the internet at the following address:

www.gormanrupp.com

To Buy or Sell Stock

Stock cannot be purchased or sold through The Gorman-Rupp Company. Purchases and sales of the Company's common stock are generally made through a Securities Dealer or through the Dividend Reinvestment Plan offered by National City Bank.

In addition, employees of the Company may purchase additional shares through an Employee Stock Purchase Plan without brokerage charge.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

National City Bank offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Whether purchasing shares for the first time or adding to existing holdings, investors can now buy or sell common shares of The Gorman-Rupp Company directly through National City's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Your initial investment may be made for a minimum of $500.00 to a maximum of $10,000.00. Any subsequent investments may be made for a minimum of $50.00 per month. For additional information, write to the Company, Attention: Corporate Secretary, for a copy of the plan brochure, or call a customer service representative at National City Bank.

Phone 800-622-6757

Direct Dividend Deposit

Gorman-Rupp offers direct cash dividend deposit, which automatically deposits your dividend check into your checking or savings account. Your dividend is available to you on payment date.

For additional information, call a customer service representative at National City Bank.

Phone 800-622-6757

This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following:
(1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending;
(2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

GORMAN-RUPP
PUMPS

THE GORMAN-RUPP COMPANY
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1233
www.gormanrupp.com

MANSFIELD DIVISION
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251

PATTERSON PUMP COMPANY*
9201 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023

GORMAN-RUPP INDUSTRIES DIVISION
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338

AMERICAN MACHINE AND TOOL CO., INC. OF PENNSYLVANIA*
400 Spring Street
Royersford, PA 19468
Phone 610-948-3800
Fax 610-948-5300

THE GORMAN-RUPP INTERNATIONAL COMPANY*
305 Bowman Street
P. O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

GORMAN-RUPP OF CANADA LIMITED*
70 Burwell Road
St. Thomas, Ontario N5P 3R7
Canada
Phone 519-631-2870
Fax 519-631-4624

PATTERSON PUMP IRELAND LIMITED*
Newbrook, Mullingar,
County Westmeath, Ireland
Phone 353-44-47078
Fax 353-44-47896

*Subsidiary Companies-100% owned

Printed in U.S.A.